FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .....November................................................................. , 2010
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No           X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date....November 12, 2010.....	By....../s/...... Masashiro Kobayashi .............
(Signature)*
Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2010

[English summary with full translation of consolidated financial information]
Quarterly Report filed with the Japanese government
pursuant to
the Financial Instruments and Exchange Law of Japan
For the third quarter ended
September 30, 2010

CANON  INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements
This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, foreign exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign exchange rate fluctuations; uncertainty of economic conditions in Canon’s major markets; uncertainty about continued demand for Canon’s high-value-added products; uncertainty about the recovery of computer and related markets; uncertainty about the recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop and market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

I . Corporate Information
(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months	Nine months	Three months	Three months	Year ended December 31, 2009
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Net sales	2,639,035	2,255,143	913,151	774,324	3,209,201
Income before income taxes	310,329	121,434	108,826	63,548	219,355
Net income attributable to Canon Inc.	192,644	70,083	68,195	36,734	131,647
Canon Inc. stockholders’ equity	-	-	2,654,979	2,615,267	2,688,109
Total equity	-	-	2,831,223	2,804,905	2,879,400
Total assets	-	-	4,030,551	3,702,124	3,847,557
Canon Inc. stockholders’ equity per share (yen)	-	-	2,153.76	2,118.52	2,177.53
Net income attributable to Canon Inc.
Stockholders per share:
Basic (yen)	155.79	56.77	55.07	29.76	106.64
Diluted (yen)	155.79	56.77	55.07	29.76	106.64
Canon Inc. stockholders’ equity to total assets (%)	-	-	65.9	70.6	69.9
Cash flows from operating activities	519,427	374,527	-	-	611,235
Cash flows from investing activities	(243,202)	(286,234)	-	-	(370,244)
Cash flows from financing activities	(267,958)	(141,381)	-	-	(142,379)
Cash and cash equivalents at end of period	-	-	759,399	633,656	795,034
Number of employees	-	-	198,333	167,644	168,879
Notes:
1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business
Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The conformity to U.S. GAAP is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”.
Canon (consisting of the Company, 299 consolidated subsidiaries and 14 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, consumer, industry and others. No material change in Canon’s business has occurred during the three months ended September 30, 2010.
No additions or removals of significant group entities have occurred during the three months ended September 30, 2010.
(3)	Group Entities
No additions or removals of significant group entities have occurred during the three months ended September 30, 2010.
(4)	Number of Employees
Canon’s number of employees is summarized as follows:

As of September 30, 2010
Consolidated	198,333
Parent-alone	25,888
Note:
The total number of employees includes seasonal workers and others who do not work full time.

II. The Business
(1)	Production and Sales

Production

Canon’s production by segment group are summarized as follows:

	Millions of yen
	Three months ended September 30, 2010
		Change from
	Production	September 30, 2009(%)

Office	483,651	+61.1

Consumer	425,792	+9.1

Industry and Others	67,772	+89.9

Total	977,215	+34.6

Notes:
1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.
Sales
Canon’s sales by segment group are summarized as follows:

	Millions of yen
	Three months ended September 30, 2010
		Change from
	Sales	September 30, 2009(%)

Office	506,915	+25.6

Consumer	324,773	+3.3

Industry and Others	109,774	+31.7

Eliminations	(28,311)	-

Total	913,151	+17.9

Notes:
1.	Consumption tax is excluded from the stated amount of net sales.

2.	Canon’s sales to its significant customer are summarized as follows:

	Millions of yen
	Three months ended September 30, 2010		Three months ended September 30, 2009
	Sales	Proportion (%)	Sales	Proportion (%)

Hewlett-Packard Company	201,274	22.0	169,711	21.9

(2)	Risk Factors
No additional risks related to Canon’s business have arisen during the three months ended September 30, 2010. Furthermore, no material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.
(3)	Significant Business Contracts Entered into in the Third Quarter of 2010
No material contracts were entered into during the three months ended September 30, 2010.
Canon has renewed the stock purchase agreement with Hitachi, Ltd.:
On February 27, 2008, Canon Inc. (“The Company”) entered into a stock purchase agreement with Hitachi, Ltd. (“Hitachi”) to acquire shares of Hitachi Displays, Ltd. (“Hitachi Displays”). Based on this contract, in March 2008 the Company has acquired a 24.9% stake in Hitachi Displays from Hitachi. Since then, Hitachi and the Company have been looking at the possibility of the Company acquiring additional shares in Hitachi Displays and making it a subsidiary of the Company.
On September 30, 2010, the Company renewed the stock purchase agreement with Hitachi and announced the signing of a Memorandum of Understanding for continuing and advancing their existing alliance for the development of advanced flat-panel display technologies, centered on small and medium-sized LCD panels, and provision of products. Hitachi and the Company will also maintain their existing equity relationship in Hitachi Displays.
(4)	Operating Results
Looking back at the global economy in the third quarter of 2010, economic conditions continued to improve broadly throughout the world. In Japan, consumer spending showed signs of recovery thanks to the effects of such efforts as domestic economic stimulus measures, while in the United States, consumer spending grew steadily despite the unemployment rate remaining at a relatively high level and other concerns. While Europe recorded growth in exports, the pace of economic recovery remained modest as financial concerns within the region were not fully eased. The Asian economies, such as China and India, along with other emerging countries, recorded stable expansion.
As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for network digital multifunction devices (MFDs) recovered, mainly for color models. Additionally, laser printers have rebounded steadily compared with the previous year. As for the consumer products market, demand for digital single-lens reflex (SLR) cameras maintained solid growth across global markets. Although sales of compact digital cameras grew sluggishly in developed countries, demand in emerging markets, such as those in Asia, displayed healthy growth, leading to solid expansion overall. With regard to inkjet printers, demand continued to recover at a steady pace. In the industry and others market, market conditions for semiconductor lithography equipment were marked by an upturn in order placements, owing to improved sentiment within the semiconductor device market, whereas demand for liquid crystal display (LCD) lithography equipment remained relatively unchanged compared with the previous-year level. The average values of the yen during the third quarter and first nine months of the year were ¥85.79 and ¥89.40 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥8 and ¥5, and ¥110.61 and ¥116.30 to the euro, year-on-year appreciations of approximately ¥23 and ¥13.

(4)	Operating Results (continued)
Amid the impact of the sharp appreciation of the yen, net sales for the quarter totaled ¥913.2 billion, an increase of 17.9% from the year-ago period, and ¥2,639.0 billion for the first nine months, an increase of 17.0%, owing to a substantial recovery in sales of laser printers among office products, continued robust sales of such consumer products as digital SLR cameras, the turnaround within the industry and others market, and the effects of consolidation arising from corporate acquisitions, such as that of Océ N.V. Although the strong yen had a significant impact, the quarterly gross profit ratio rose 3.8 points year on year to 48.9%, and improved 4.8 points to 48.9% for the nine-month period, mainly reflecting the launch of new products and ongoing cost-cutting efforts, along with heightened production turnover accompanying ramped up production. As a result, gross profit rose by 27.9% to ¥446.9 billion for the third quarter and increased by 29.9% to ¥1,290.8 billion for the nine months ended September 30, 2010. Despite the impact of aggressive sales-promotion spending and consolidation, continued Group-wide efforts to thoroughly reduce spending contributed to an operating expenses to sales ratio of 37.5% for the quarter, approximately the same level as for the corresponding period for the previous year, and an improvement of 1.2 points to 37.4% for the nine-month period. Consequently, operating profit recorded growth of 74.1% to ¥104.4 billion for the quarter, and increased approximately 2.4 fold to ¥304.7 billion for the nine-month period. Other income (deductions) recorded an increase largely due to an improvement in foreign currency exchange gains and losses, leading to income before income taxes for the third quarter of ¥108.8 billion, an increase of 71.3% year on year, and ¥310.3 billion for the nine months ended September 30, 2010, an approximately 2.6-fold leap from the corresponding period of the previous year. Net income attributable to Canon Inc. grew by 85.6% to ¥68.2 billion for the quarter, and jumped 2.7 fold to ¥192.6 billion for the nine-month period.
Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥55.07, an increase of ¥25.31 compared with the corresponding quarter of the previous year, and ¥155.79 for the first nine months of 2010, a year-on-year increase of ¥99.02.
Canon’s third-quarter results by business unit are summarized as follows:
Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, while sales volume of color network digital MFDs increased by 38% boosted by the recovery in demand for office equipment along with the introduction of new imageRUNNER ADVANCE-series products, sales volume for monochrome models increased by 24%, reflecting the recovering market conditions. Laser printers, which suffered sluggish sales in the corresponding quarter of the previous year largely due to an adjustment of inventory levels, recorded an increase in sales volume of 61%. Consequently, despite the significant effects of the strong yen, third-quarter sales for the segment totaled ¥506.9 billion, growing 25.6% year on year, and ¥1,438.0 billion for the nine months ended September 30, 2010, an increase of 21.9%. Operating profit increased 30.3% to ¥76.3 billion for the third quarter, and 56.0% to ¥232.2 billion for the combined nine-month period, mainly as a result of expanded sales and the rise in the gross profit ratio.
Within the Consumer Business Unit, sales volumes of such new digital SLR cameras as the new EOS Digital Rebel T2i (EOS 550D) and the competitively priced EOS Digital Rebel T1i (EOS 500D), along with the EOS 5D Mark II and EOS 7D advanced-amateur models, sustained healthy growth. As for compact digital cameras, the Company launched a new ELPH (IXUS)-series model and four new PowerShot-series models, boosting sales volumes particularly in emerging markets. Consequently, sales volume for digital cameras realized a year-on-year increase of 10%. With respect to inkjet printers, although sales displayed solid growth, particularly in Asia, sales volume decreased slightly from the year-ago level. Amid the strong yen environment, sales for the segment rose 3.3% year on year to ¥324.8 billion, and 10.2% to ¥979.1 billion for the first nine months. Operating profit increased by 14.0% to ¥58.8 billion for the quarter, and by 59.7% to ¥173.0 billion for the nine-month period, largely reflecting increased sales and the rise in the gross profit ratio owing to the effects of cost reductions.
In the Industry and Others Business Unit, semiconductor-related independent business sales by Group subsidiaries grew while sales volume of LCD lithography equipment increased appreciably. Sales volume of semiconductor lithography equipment, while remaining at a low level, also gained modestly. As a result, sales for the segment increased 31.7% to ¥109.8 billion for the quarter, and 18.2% to ¥301.0 billion for the combined nine months. Operating profit totaled ¥4.4 billion for the quarter, a turnaround of ¥21.6 billion year on year while for the nine-month period, operating loss totaled to ¥4.0 billion, a turnaround of ¥37.0 billion from the year-ago period owing to expanded sales combined with an improved gross profit ratio.

(4)	Operating Results (continued)
Third-quarter results by major geographic area are summarized as follows:
Japan
Net sales in Japan for the third quarter recorded an increase of 10.2% from the year-ago period to ¥704.4 billion, and a growth of 16.1% to ¥2,061.6 billion for the nine months ended September 30, 2010 mainly owing to the rise in production turnover accompanying an increase in production, along with a significant recovery in sales. Operating profit increased by 36.7% year on year to ¥107.9 billion for the quarter, and by 72.1% to ¥318.1 billion for the nine-month period.
Amid the effects of the strong yen, net sales outside Japan recorded growth compared with the corresponding quarter and nine months of the previous year, thanks to the healthy sales expansion of products such as digital SLR cameras and the sales rebound for laser printers, along with other factors.
Americas
Despite the sharp appreciation of the yen, third-quarter sales totaled ¥248.7 billion, an increase of 17.6% from the year-ago period, and ¥716.5 billion for the combined nine months of the year, an increase of 18.7%, largely due to solid sales of digital SLR cameras, recovery of sales for laser printers and the impact of consolidation. Operating profit for the third quarter totaled ¥6.1 billion, an increase of 31.8% year on year, and ¥17.6 billion for the nine months ended September 30, 2010, an approximately 2.7-fold leap from the corresponding period of the previous year.
Europe
Although the appreciation of the yen had a strong impact, sales for the quarter recorded ¥286.0 billion, an increase of 20.1% from the same period of the previous year, and ¥826.5 billion an increase of 20.4% compared with the first nine months of the previous year, primarily due to the significant recovery of laser-printer-sales, combined with the effects of new consolidation. Operating profit for the third quarter climbed 69.9% year on year to ¥12.4 billion, and 55.7% to ¥32.3 billion for the nine months ended September 30, 2010.
Asia and others
Amid the strong yen environment, sales for the third quarter rose by 24.2% from the year-ago period to ¥375.9 billion, and by 39.6% to ¥1,028.1 billion for the nine months ended September 30, 2010 mainly owing to expanded sales of digital SLR cameras and LCD lithography equipment. Operating profit generated in the region increased by 4.6% year on year to ¥14.5 billion for the quarter, and by 44.3% to ¥39.4 billion for the nine-month period.
Cash Flows
In the third quarter of 2010, although continued significant increase in profit was recorded, cash flows from operating activities totaled ¥170.9 billion, a decrease of ¥15.0 billion year on year largely due to increased inventories. As capital investment was focused on items relevant to introducing new products, cash flows from investing activities decreased ¥1.7 billion to a total of ¥66.2 billion. Accordingly, free cash flows totaled positive ¥104.6 billion, a decline of ¥13.3 billion from the corresponding year-ago period.
Cash flows from financing activities recorded an outlay of ¥117.4 billion, mainly arising from the payout of dividends coupled with the repurchases of treasury stock. Cash and cash equivalents decreased by ¥12.3 billion to ¥759.4 billion from the end of the previous quarter.

(4)	Operating Results (continued)
Management Issues to be Addressed
No material changes or issues with respect to business operations and finance have occurred during the three months ended September 30, 2010.
Research and Development Expenditures
Canon’s research and development expenditures for the three months ended September 30, 2010 totaled ¥77.1 billion.
Other Information
SED Inc. was established to develop next-generation flat-panel displays “SED” (Surface-conduction Electron-emitter Display) for commercialization. Canon Inc. determined to dissolve SED Inc., at the end of September 2010 and liquidate the business in December 2010. For segment reporting purposes, the results of SED Inc. are included in the Corporate column.

III . Property, Plant and Equipment
(1)	Major Property, Plant and Equipment
There were no significant changes to the status of existing major property, plant and equipment during the third quarter of 2010.
(2)	Prospect of Capital Investment in the Third Quarter of Fiscal 2010
There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the third quarter of 2010. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the third quarter of 2010.
IV . Company Information
(1)	Shares
Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of
September 30, 2010

Total number of issued shares	1,333,763,464
Stock Acquisition Rights
The descriptions of the stock option plans as of September 30, 2010 are below.
The Stock Option Plan Approved on March 28, 2008
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 5,580.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 558,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for each share option is ¥5,502.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

Ratio of Share Split or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

(1)	Shares (continued)
Exercise Price after Adjustment     =     Exercise Price before Adjustment ×
Number of Newly Issued Shares × Payment amount per Share
   Number of Issued and Outstanding Shares +
Market Price
Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable
From May 1, 2010 to April 30, 2014.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
7. Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.
The Stock Option Plan Approved on March 27, 2009
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 7,820.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 782,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for each share option is ¥3,287.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

(1)	Shares (continued)
Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

Ratio of Share Split or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment     =     Exercise Price before Adjustment ×
Number of Newly Issued Shares × Payment amount per Share
   Number of Issued and Outstanding Shares +
Market Price
Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable
From May 1, 2011 to April 30, 2015.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥3,287 and ¥1,644, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
7. Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.

(1)	Shares (continued)
The Stock Option Plan Approved on March 30, 2010
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 8,800.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 880,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for each share option is ¥4,573.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

Ratio of Share Split or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment     =     Exercise Price before Adjustment ×
Number of Newly Issued Shares × Payment amount per Share
   Number of Issued and Outstanding Shares +
Market Price
Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable
From May 1, 2012 to April 30, 2016.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥4,573 and ¥2,287, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 109th Business Term of the Company.

(1)   Shares (continued)

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
7. Restriction on Acquisition of Share Options by Transfer
     An acquisition of share options by way of transfer requires the approval of the Board of Directors.
Exercise status of bonds with share subscription rights containing an adjustable exercise price clause
Not applicable.
Rights Plan
Not applicable.
Change in Issued Shares, Capital Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2010
Issued Shares (share)	-	1,333,763,464
Capital Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288
Major Shareholders
As of September 30, 2010, the Company has identified that State Street Bank and Trust Company 505225 and Melon bank. N.A. as agent for its client melon omnibus US pension who were major shareholders of the Company as of June 30, 2010, have reduced their shareholdings and are no longer major shareholders, whereas The Chase Manhattan Bank, N.A. London S.L. Omnibus Account and SSBT 0D05 OMNIBUS ACCOUNT TREATY CLIENTS have increased their shareholdings and have become major shareholders.

	As of September 30, 2010
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	19,542,060	1.47%
(Local Custodian: Mizuho Corporate Bank, Ltd.)
SSBT 0D05 OMNIBUS ACCOUNT TREATY CLIENTS	19,126,200	1.43%
(Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)

(1)	Shares (continued)
Voting Rights

		As of September 30, 2010
	Number of shares	Number of voting
Classification	(shares)	rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 101,045,000

	(cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,230,756,200	12,307,562

Fractional unit shares	1,958,564	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	12,307,562
   Note:
 In “Fractional unit shares” under “Number of shares,” 27 shares of treasury stock and 50 shares of cross shareholding are included.
Treasury Stock

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	101,045,000	7.58%

Horie Mfg. Co., Ltd.	3,700	0.00%

Total	101,048,700	7.58%
(2)	Stock Price Transition
The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for the nine months of fiscal 2010:
(Yen)

	January	February	March	April	May	June	July	August	September

High	4,040	3,865	4,400	4,520	4,240	3,905	3,815	3,875	3,995

Low	3,525	3,425	3,685	4,165	3,530	3,260	3,205	3,385	3,405

(3)	Directors and Executive Officers
There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2009 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).
Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO)

Masahiro Osawa	(Managing Director: Group Executive of Global Procurement HQ, Group Executive of General Affairs HQ)

Haruhisa Honda	(Managing Director: Group Executive of Manufacturing HQ)
The change in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2009 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is below.
Changes in functions of executive officers are below:

Masahiro Haga	(Executive Officer: Group Executive of Finance & Accounting HQ)

Kengo Uramoto	(Executive Officer: Group Executive of Human Resources Management & Organization HQ)

Kenichi Nagasawa	(Executive Officer: Group Executive of Corporate Intellectual Property & Legal HQ)

Shigeyuki Uzawa	(Executive Officer: Deputy Chief Executive of Optical Products HQ)

V . Financial Statements (Unaudited)
(1)	Consolidated Financial Statements
     Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents (Note 14)	759,399	795,034
Short-term investments (Note 2)	58,867	19,089
Trade receivables, net (Note 3)	541,538	556,572
Inventories (Note 4)	470,717	373,241
Prepaid expenses and other current assets (Note 10)	304,347	273,843

Total current assets	2,134,868	2,017,779

Noncurrent receivables (Note11)	17,083	14,936
Investments (Note 2)	81,301	114,066
Property, plant and equipment, net (Note 5)	1,235,385	1,269,785
Intangible assets, net	163,298	117,396
Other assets (Note 10)	398,616	313,595

Total assets	4,030,551	3,847,557

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2010	December 31, 2009

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	7,649	4,869
Trade payables (Note 6)	400,904	339,113
Accrued income taxes	85,077	50,105
Accrued expenses (Note 11)	316,089	274,300
Other current liabilities (Note 10)	131,138	115,303

Total current liabilities	940,857	783,690

Long-term debt, excluding current installments	5,185	4,912
Accrued pension and severance cost	183,403	115,904
Other noncurrent liabilities	69,883	63,651

Total liabilities	1,199,328	968,157

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	407,087	404,293
Legal reserve	56,257	54,687
Retained earnings	2,917,861	2,871,437
Accumulated other comprehensive income (loss)	(349,989)	(260,818)
Treasury stock, at cost	(550,999)	(556,252)
(Number of shares)	(101,045,027)	(99,288,001)

Total Canon Inc. stockholders’ equity	2,654,979	2,688,109
Noncontrolling interests (Note 8)	176,244	191,291

Total equity (Note 8)	2,831,223	2,879,400

Total liabilities and equity	4,030,551	3,847,557

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Millions of yen
	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009

Net sales	2,639,035	2,255,143

Cost of sales	1,348,193	1,261,541

Gross profit	1,290,842	993,602

Operating expenses:
Selling, general and administrative expenses (Note 14)	756,238	641,342
Research and development expenses	229,899	227,333

	986,137	868,675

Operating profit	304,705	124,927

Other income (deductions):
Interest and dividend income	4,287	3,761
Interest expense	(1,160)	(241)
Other, net (Notes 10, 13 and 14)	2,497	(7,013)

	5,624	(3,493)

Income before income taxes	310,329	121,434

Income taxes	113,879	48,709

Consolidated net income	196,450	72,725

Less: Net income attributable to noncontrolling interests	3,806	2,642

Net income attributable to Canon Inc.	192,644	70,083

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	155.79	56.77
Diluted	155.79	56.77
Cash dividends per share	55.00	55.00

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income (continued)

	Millions of yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009

Net sales	913,151	774,324

Cost of sales	466,240	425,001

Gross profit	446,911	349,323

Operating expenses:
Selling, general and administrative expenses (Note 14)	265,413	215,607
Research and development expenses	77,074	73,727

	342,487	289,334

Operating profit	104,424	59,989

Other income (deductions):
Interest and dividend income	1,544	970
Interest expense	(207)	(20)
Other, net (Notes 10, 13 and 14)	3,065	2,609

	4,402	3,559

Income before income taxes	108,826	63,548

Income taxes	39,904	24,604

Consolidated net income	68,922	38,944

Less: Net income attributable to noncontrolling interests	727	2,210

Net income attributable to Canon Inc.	68,195	36,734

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	55.07	29.76
Diluted	55.07	29.76
Cash dividends per share	-	-

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009
Cash flows from operating activities:
Consolidated net income	196,450	72,725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	198,033	234,528
Loss on disposal of property, plant and equipment	8,240	2,854
Deferred income taxes	3,588	10,244
Decrease in trade receivables	26,584	105,239
(Increase) decrease in inventories	(93,981)	87,088
Increase (decrease) in trade payables	110,507	(89,518)
Increase (decrease) in accrued income taxes	37,405	(38,160)
Increase (decrease) in accrued expenses	9,062	(20,647)
Increase in accrued (prepaid) pension and severance cost	4,451	2,120
Other, net	19,088	8,054

Net cash provided by operating activities	519,427	374,527

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(136,735)	(261,890)
Proceeds from sale of fixed assets (Note 5)	1,666	8,529
Purchases of available-for-sale securities	(10,882)	(324)
Proceeds from sale and maturity of available-for-sale securities	241	437
Decrease in time deposits, net	(40,132)	(17,813)
Acquisitions of subsidiaries, net of cash acquired	(55,604)	(2,979)
Purchases of other investments	(851)	(13,959)
Other, net	(905)	1,765

Net cash used in investing activities	(243,202)	(286,234)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,856	2,736
Repayments of long-term debt	(4,134)	(4,686)
Decrease in short-term loans, net (Note 7)	(74,002)	(174)
Dividends paid	(136,103)	(135,793)
Repurchases of treasury stock, net	(32,903)	(31)
Other, net	(24,672)	(3,433)

Net cash used in financing activities	(267,958)	(141,381)

Effect of exchange rate changes on cash and cash equivalents	(43,902)	7,548

Net change in cash and cash equivalents	(35,635)	(45,540)
Cash and cash equivalents at beginning of period	795,034	679,196

Cash and cash equivalents at end of period	759,399	633,656

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	911	264
Income taxes	74,052	77,530

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity method basis as of September 30, 2010 and December 31, 2009 are summarized as follows:

	September 30, 2010	December 31, 2009
Consolidated subsidiaries	299	241
Affiliated companies	14	15

Total	313	256
(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	Recently Issued Accounting Guidance

In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted). The provisions are effective prospectively for revenue arrangements entered into or materially modified after the effective date, or retrospectively for all prior periods. Canon is currently evaluating the effect of the adoption of this guidance, but does not expect the adoption of this guidance to have a material impact on Canon’s consolidated financial statements.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and is required to be adopted by Canon no later than the first quarter beginning January 1, 2011 (with early adoption permitted) using the same effective date and the same transition method used to adopt the guidance for revenue recognition under multiple-deliverable arrangements. Canon is currently evaluating the effect of the adoption of this guidance, but does not expect the adoption of this guidance to have a material impact on Canon’s consolidated financial statements.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security types are as follows:

	Millions of yen
	September 30, 2010
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
Current:
Government bonds	1	-	-	1
Corporate bonds	1,000	-	-	1,000

	1,001	-	-	1,001

Noncurrent:
Government bonds	195	-	18	177
Corporate bonds	621	25	57	589
Fund trusts	3,167	159	20	3,306
Equity securities	20,058	4,972	4,012	21,018

	24,041	5,156	4,107	25,090

	Millions of yen
	December 31, 2009
		Gross	Gross
		unrealized	unrealized
		holding	holding
	Cost	gains	losses	Fair value
Current:
Government bonds	222	-	-	222

Noncurrent:
Government bonds	225	-	21	204
Corporate bonds	1,397	27	55	1,369
Fund trusts	2,275	300	7	2,568
Equity securities	11,932	7,295	1,501	17,726

	15,829	7,622	1,584	21,867

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments (continued)
Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at September 30, 2010:

	Millions of yen
	Cost	Fair value

Due within one year	1,001	1,001
Due after one year through five years	2,273	2,413
Due after five years through ten years	1,710	1,659

	4,984	5,073

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the nine and three months ended September 30, 2010 and ¥2,378 million and ¥494 million for the nine and three months ended September 30, 2009, respectively. The gross realized gains were not significant for the nine and three months ended September 30, 2010 and 2009.
At September 30, 2010, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Time deposits with original maturities of more than three months are ¥57,866 million and ¥18,852 million at September 30, 2010 and December 31, 2009, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
The aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥25,920 million and ¥28,567 million at September 30, 2010 and December 31, 2009, respectively. Investments with an aggregate cost of ¥23,498 million were not evaluated for impairment as of September 30, 2010, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of such investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Reclassifications from accumulated other comprehensive loss for gains and losses realized in net income was not significant for the nine and three months ended September 30, 2010, and ¥1,867 million and ¥373 million for the nine and three months ended September 30, 2009, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2010	December 31, 2009

Notes	27,302	13,037
Accounts	529,936	554,878
Less allowance for doubtful receivables	(15,700)	(11,343)

	541,538	556,572

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2010	December 31, 2009

Finished goods	284,378	228,161
Work in process	148,659	129,824
Raw materials	37,680	15,256

	470,717	373,241

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2010	December 31, 2009

Land	268,237	258,824
Buildings	1,315,733	1,299,154
Machinery and equipment	1,483,555	1,422,076
Construction in progress	88,764	105,713

	3,156,289	3,085,767
Less accumulated depreciation	(1,920,904)	(1,815,982)

	1,235,385	1,269,785

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2010	December 31, 2009

Notes	10,997	7,608
Accounts	389,907	331,505

	400,904	339,113

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(7)	Acquisition

In March 2010, Canon acquired 45.2% of the total outstanding shares of Océ N.V. (“Océ”), which is listed on NYSE Euronext Amsterdam, through mainly a fully self-funded public cash tender offer for consideration of ¥50,374 million, in addition to the 22.9% interest Canon held before the public cash tender offer. In addition, Canon acquired Océ’s convertible cumulative financing preference shares representing 19.1% of the total outstanding shares of Océ for consideration of ¥8,027 million. As a result, Canon’s aggregate interest represents 87.2 % of the total outstanding shares of Océ. The fair value of the 12.8% noncontrolling interest in Océ of ¥18,245 million was measured mainly based on the quoted price of Océ’s common stock on the acquisition date.

The acquisition was accounted for using the acquisition method. Prior to the March 2010 acquisition date, Canon accounted for its 22.9% interest in Océ using the equity method. The acquisition-date fair value of the previous equity interest of ¥25,508 million was remeasured using the quoted price of Océ’s common stock on the acquisition date and included in the measurement of the total acquisition consideration. In connection with the acquisition, Canon repaid ¥55,378 million of Océ’s existing bank debt and ¥22,936 million of Océ’s existing United States Private Placements notes, which are included in decrease in short-term loans in the consolidated statement of cash flows.

Océ is engaged in research and development, manufacture and sale of document management systems, printing systems for professionals and high-speed, wide format digital printing systems. Canon and Océ have complementary technologies and products and would benefit from this strong business relationship. Amid the increasingly competitive printing industry, Canon is further strengthening its business foundation in order to solidify its position as one of the global leaders. Canon aims to provide diversified solutions to its customers in the printing industry by making Océ a consolidated subsidiary.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date. Purchase price allocation at September 30, 2010 reflects immaterial adjustments from the June 30, 2010 balances.

Millions of yen
Current assets	122,248

Property, plant and equipment	51,156
Intangible assets	56,297
Goodwill	77,253
Other noncurrent assets	42,658

Non-current assets	227,364

Total acquired assets	349,612

Total assumed liabilities	247,458

Net assets acquired	102,154

Intangible assets acquired, which are subject to amortization, consist of customer relationships of ¥32,747 million, patented technologies of ¥11,316 million, and other intangible assets of ¥12,234 million. Canon has estimated the amortization period for the customer relationships and patented technologies to be 5 years and 3 years, respectively. The weighted average amortization period for all intangible assets is approximately 4.4 years.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(7)	Acquisition (continued)

Goodwill recognized, which is assigned to the Office Business Unit for impairment testing, is attributable primarily to expected synergies from combining operations of Océ and Canon. None of the goodwill is expected to be deductible for income tax purposes.

The amounts of net sales of Océ included in the Canon’s consolidated statement of income from the acquisition date to the period ended September 30, 2010 were ¥145,896 million.

The unaudited pro forma net sales as if Océ had been included in Canon’s consolidated statements of income from the beginning of fiscal 2010 and 2009 were ¥2,723,513 million and ¥2,509,683 million, respectively.

Pro forma net income was not disclosed because the impact on the Canon’s consolidated statements of income was not material.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2010 and 2009 are as follows:

	Millions of yen

	Canon Inc.
	stockholders’	Noncontrolling
	equity	interests	Total equity

Balance at December 31, 2009	2,688,109	191,291	2,879,400

Dividends paid to stockholders of Canon Inc.	(136,103)	-	(136,103)
Dividends paid to noncontrolling interests	-	(2,546)	(2,546)
Acquisition of subsidiaries	-	19,168	19,168
Capital transactions with noncontrolling interests and other	31,822	(32,467)	(645)

Comprehensive income (loss):
Net income	192,644	3,806	196,450
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(84,967)	(3,088)	(88,055)
Net unrealized gains and losses on securities	(3,113)	58	(3,055)
Net gains and losses on derivative instruments	(358)	(57)	(415)
Pension liability adjustments	(152)	79	(73)

Total comprehensive income	104,054	798	104,852

Repurchase of treasury stock, net	(32,903)	-	(32,903)

Balance at September 30, 2010	2,654,979	176,244	2,831,223

Balance at December 31, 2008	2,659,792	191,190	2,850,982

Dividends paid to stockholders of Canon Inc.	(135,793)	-	(135,793)
Dividends paid to noncontrolling interests	-	(3,417)	(3,417)
Capital transactions by consolidated subsidiaries and affiliated companies and other	292	(1,277)	(985)

Comprehensive income (loss):
Net income	70,083	2,642	72,725
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	18,270	49	18,319
Net unrealized gains and losses on securities	3,034	107	3,141
Net gains and losses on derivative instruments	910	3	913
Pension liability adjustments	(1,321)	341	(980)

Total comprehensive income	90,976	3,142	94,118

Balance at September 30, 2009	2,615,267	189,638	2,804,905

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of basic and diluted net income per share computations for the nine months ended September 30, 2010 and 2009 is as follows:

	Millions of yen
	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009
Net income attributable to Canon Inc.	192,644	70,083

	Number of shares
	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009
Average common shares outstanding	1,236,558,240	1,234,483,430
Effect of dilutive securities:
Stock options	33,371	-

Diluted common shares outstanding	1,236,591,611	1,234,483,430

	Yen
	Nine months ended	Nine months ended
	September 30, 2010	September 30, 2009
Net income attributable to Canon Inc. stockholders per share:
Basic	155.79	56.77
Diluted	155.79	56.77
A reconciliation of basic and diluted net income per share computations for the three months ended September 30, 2010 and 2009 is as follows:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net income attributable to Canon Inc.	68,195	36,734

	Number of shares
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Average common shares outstanding	1,238,263,553	1,234,480,343
Effect of dilutive securities:
Stock options	13,574	-

Diluted common shares outstanding	1,238,277,127	1,234,480,343

	Yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2009
Net income attributable to Canon Inc. stockholders per share:
Basic	55.07	29.76
Diluted	55.07	29.76
The computation of diluted net income per share for the nine months ended September 30, 2009 and the three months ended September 30, 2009 excludes outstanding stock options because the effect would be anti-dilutive. The computation of diluted net income per share for the nine months ended September 30, 2010 and the three months ended September 30, 2010 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2010 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered to be an ineffective hedge.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

Contract amounts of the foreign exchange contracts as of September 30, 2010 and December 31, 2009 are set forth below:

	Millions of yen
	September 30, 2010	December 31, 2009

To sell foreign currencies	456,639	494,314
To buy foreign currencies	57,804	30,978

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities (continued)

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets as of September 30, 2010 and December 31, 2009.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet
	classification	Fair value
		September 30, 2010	December 31, 2009
Assets:
Foreign exchange contracts	Prepaid expenses and	1,126	-
	other current assets
Liabilities:
Foreign exchange contracts	Other current liabilities	2,068	644

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet
	classification	Fair value
		September 30, 2010	December 31, 2009
Assets:
Foreign exchange contracts	Prepaid expenses and	1,726	752
	other current assets
Liabilities:
Foreign exchange contracts	Other current liabilities	3,967	6,566

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments on the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments on the consolidated statements of income for the nine and three months ended September 30, 2010 and 2009.

Derivatives in cash flow hedging relationships

Millions of yen
Nine months ended	Gain (loss)			Gain (loss) recognized in income
September 30, 2010	recognized in	Gain (loss) reclassified from		(ineffective portion and amount
	OCI (effective	accumulated OCI into income		excluded from effectiveness
	portion)	(effective portion)		testing)
	Amount	Classification	Amount	Classification	Amount
Foreign exchange contracts	(544)	Other, net	6,350	Other, net	(145)

Millions of yen
Nine months ended	Gain (loss)			Gain (loss) recognized in income
September 30, 2009	recognized in	Gain (loss) reclassified from		(ineffective portion and amount
	OCI (effective	accumulated OCI into income		excluded from effectiveness
	portion	(effective portion)		testing)
	Amount	Classification	Amount	Classification	Amount
Foreign exchange contracts	1,517	Other, net	(1,315)	Other, net	(393)

Millions of yen
Three months ended	Gain (loss)			Gain (loss) recognized in income
September 30, 2010	recognized in	Gain (loss) reclassified from		(ineffective portion and amount
	OCI (effective	accumulated OCI into income		excluded from effectiveness
	portion)	(effective portion)		testing)
	Amount	Classification	Amount	Classification	Amount
Foreign exchange contracts	(3,828)	Other, net	3,013	Other, net	(73)

Millions of yen
Three months ended	Gain (loss)			Gain (loss) recognized in income
September 30, 2009	recognized in	Gain (loss) reclassified from		(ineffective portion and amount
	OCI (effective	accumulated OCI into income		excluded from effectiveness
	portion	(effective portion)		testing)
	Amount	Classification	Amount	Classification	Amount
Foreign exchange contracts	4,310	Other, net	132	Other, net	(94)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Derivatives and Hedging Activities (continued)
Effect of derivative instruments on the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2010	Gain (loss) recognized
	in income on derivative
	Classification	Amount
Foreign exchange contracts	Other, net	36,895

	Millions of yen
Nine months ended September 30, 2009	Gain (loss) recognized
	in income on derivative
	Classification	Amount
Foreign exchange contracts	Other, net	(3,127)

	Millions of yen
Three months ended September 30, 2010	Gain (loss) recognized
	in income on derivative
	Classification	Amount
Foreign exchange contracts	Other, net	1,825

	Millions of yen
Three months ended September 30, 2009	Gain (loss) recognized
	in income on derivative
	Classification	Amount
Foreign exchange contracts	Other, net	10,877

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2010, commitments outstanding for the purchase of property, plant and equipment approximated ¥17,059 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥74,479 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,248 million and ¥14,210 million at September 30, 2010 and December 31, 2009, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥14,679 million (within one year) and ¥38,159 million (after one year), at September 30, 2010.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥16,589 million at September 30, 2010. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2010 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2010 and 2009 is summarized as follows:

Nine months ended September 30, 2010

Millions of yen
Balance at December 31, 2009	13,944
Addition	12,459
Utilization	(11,040)
Other	(3,154)

Balance at September 30, 2010	12,209

Nine months ended September 30, 2009

Millions of yen
Balance at December 31, 2008	17,372
Addition	14,233
Utilization	(13,480)
Other	(4,354)

Balance at September 30, 2009	13,771

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In October 2003, a lawsuit was filed by a former employee against the Company at the Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as reasonable remuneration for an invention related to certain technology used by the Company, and the former employee has sued for a partial payment of ¥1,000 million and interest thereon. On January 30, 2007, the Tokyo District Court of Japan ordered the Company to pay the former employee approximately ¥33.5 million and interest thereon. On the same day, the Company appealed the decision. On February 26, 2009, the Intellectual Property High Court of Japan issued a judgment in the appellate court review and ordered the Company to pay the former employee approximately ¥69.6 million, consisting of reasonable remuneration of approximately ¥56.3 million and interest thereon. On March 12, 2009, the Company appealed the decision to the Supreme Court. On October 19, 2010, the Supreme Court, by an order, dismissed the Company’s appeal without prejudice, and the judgement made by the Intellectual Property High Court became final and binding.

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Likewise, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court gave its decision in September 2010 for Hewlett-Packard GmbH case where the court has reverted the case back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., request for European Court of Justice’s preliminary ruling). It is not clear at this stage what the implication of said decision for Hewlett-Packard GmbH case would be on Canon’s case. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2011. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings (continued)

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments as of September 30, 2010 and December 31, 2009 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments disclosed in Note 2.

	Millions of yen
	September 30, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Long-term debt, including current portion	(10,501)	(10,497)	(9,781)	(9,777)
Foreign exchange contracts:
Assets	2,852	2,852	752	752
Liabilities	(6,035)	(6,035)	(7,210)	(7,210)
The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2010 and December 31, 2009, one customer accounted for approximately 19% and 22% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described as follows:
Level 1	- Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	- Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	- Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.
Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2010 and December 31, 2009.

	Millions of yen
	September 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	–	185,828	–	185,828
Available-for-sale (current):
Government bonds	1	–	–	1
Corporate bonds	–	–	1,000	1,000
Available-for-sale (noncurrent):
Government bonds	177	–	–	177
Corporate bonds	–	27	562	589
Fund trusts	1,454	1,852	–	3,306
Equity securities	21,018	–	–	21,018
Derivatives	–	2,852	–	2,852

Total assets	22,650	190,559	1,562	214,771

Liabilities:
Derivatives	–	6,035	–	6,035

Total liabilities	–	6,035	–	6,035

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	–	184,856	–	184,856
Available-for-sale (current):
Government bonds	222	–	–	222
Available-for-sale (noncurrent):
Government bonds	204	–	–	204
Corporate bonds	–	29	1,340	1,369
Fund trusts	1,589	979	–	2,568
Equity securities	17,726	–	–	17,726
Derivatives	–	752	–	752

Total assets	19,741	186,616	1,340	207,697

Liabilities:
Derivatives	–	7,210	–	7,210

Total liabilities	–	7,210	–	7,210

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are comprised mainly of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the nine months ended September 30, 2010 and 2009.

Nine months ended September 30, 2010

Millions of yen
Balance at December 31, 2009	1,340
Total gains or losses (realized or unrealized):
Included in earnings	(60)
Included in other comprehensive income (loss)	–
Purchases, issuances, and settlements	282

Balance at September 30, 2010	1,562

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Fair Value Measurements (continued)

Nine months ended September 30, 2009

Millions of yen
Balance at December 31, 2008	1,516
Total gains or losses (realized or unrealized):
Included in earnings	(200)
Included in other comprehensive income (loss)	(1)
Purchases, issuances, and settlements	78

Balance at September 30, 2009	1,393

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended September 30, 2010 and 2009.

Three months ended September 30, 2010

Millions of yen
Balance at June 30, 2010	1,211
Total gains or losses (realized or unrealized):
Included in earnings	–
Included in other comprehensive income (loss)	20
Purchases, issuances, and settlements	331

Balance at September 30, 2010	1,562

Three months ended September 30, 2009

Millions of yen
Balance at June 30, 2009	1,403
Total gains or losses (realized or unrealized):
Included in earnings	(56)
Included in other comprehensive income (loss)	2
Purchases, issuances, and settlements	44

Balance at September 30, 2009	1,393

Gains and losses included in earnings are mainly related to corporate bonds still held at September 30, 2010 and 2009, and are reported in “Other, net” in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(13)	Fair Value Measurements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Non-marketable equity securities with a carrying amount of ¥5,000 million were written down to their fair value of ¥2,422 million and equity securities accounted for by the equity method with a carrying amount of ¥33,984 million were written down to their fair value of ¥15,164 million, resulting in an other-than-temporary impairment charge totaling ¥21,398 million, which was included in earnings for the nine months ended September 30, 2010. Non-marketable equity securities were classified as Level 2 instruments, as Canon uses observable inputs to value these investments. Equity securities accounted for by the equity method were classified as Level 3 instruments, as Canon uses unobservable inputs to value these investments.

Non-marketable equity securities with a carrying amount of ¥1,463 million were written down to their fair value of ¥478 million, resulting in an other-than-temporary impairment charge of ¥985 million, which was included in earnings for the nine months ended September 30, 2009. All impaired non-marketable equity securities were classified as Level 3 instruments, as Canon uses unobservable inputs to value these investments.

(14)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses, net were ¥3,535 million gains and ¥1,643 million losses, for the nine months ended September 30, 2010, and 2009, respectively, and were ¥1,340 million gains and ¥310 million gains, for the three months ended September 30, 2010, and 2009, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥59,720 million and ¥48,253 million for the nine months ended September 30, 2010 and 2009, respectively, and were ¥19,981 million and ¥14,887 million for the three months ended September 30, 2010 and 2009, respectively.

Shipping and handling costs totaled ¥39,600 million and ¥33,144 million for the nine months ended September 30, 2010 and 2009, respectively and ¥13,412 million and ¥11,102 million for the three months ended September 30, 2010 and 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Consolidated comprehensive income for the nine months ended September 30, 2010 and 2009 was ¥104,852 million and ¥94,118 million, respectively, and for the three months ended September 30, 2010 and 2009 was ¥52,105 million and ¥2,845 million, respectively.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥185,828 million and ¥184,856 million at September 30, 2010 and December 31, 2009, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥1,000 million and ¥999 million at September 30, 2010 and December 31, 2009, respectively, are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information

Certain foreign private issuers, including Canon, have been exempted from the segment disclosure requirements of U.S. GAAP in filings with the SEC under the Securities Exchange Act of 1934.

However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (“FIRE”) rule, and Canon adopted the guidance for segment reporting under U.S. GAAP in the year ended December 31, 2009. For the interim period information, Canon discloses segment information under U.S. GAAP for all periods presented. Accordingly, prior period segment information has been adjusted to conform to this guidance under U.S. GAAP.

Segment information

Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office network digital MFDs, Color network digital MFDs, Personal-use network digital MFDs, Office copying machines, Full-color copying machines, Personal-use copying machines, Laser printers, and Large format inkjet printers

Consumer Business Unit:	Digital SLR cameras, Compact digital cameras, Interchangeable lenses, Digital video camcorders, Inkjet multifunction peripherals, Single function inkjet printers, Image scanners, and Broadcasting equipment

Industry and Others Business Unit:

Semiconductor lithography equipment, LCD lithography equipment, Medical image recording equipment, Magnetic heads, Micromotors, Computers, Handy terminals, Document scanners, and Calculators
The accounting policies of the segments are substantially the same as the accounting policies used in consolidated financial statements of Canon Inc. and Subsidiaries. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

Océ, which was acquired in the business combination concluded in March 2010 (see Note 7), is included in the Office Business Unit.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Segment information (continued)

Information about operating results for each segment for the nine months ended September 30, 2010 and 2009 is as follows:

				Corporate
			Industry and	and
	Office	Consumer	Others	eliminations	Consolidated
			(Millions of yen)

2010:
Net sales:
External customers	¥1,431,626	¥977,741	¥229,668	¥–	¥2,639,035
Intersegment	6,366	1,346	71,364	(79,076)	–

Total	1,437,992	979,087	301,032	(79,076)	2,639,035
Operating cost and expenses	1,205,821	806,044	305,019	17,446	2,334,330

Operating profit (loss)	¥232,171	¥173,043	¥(3,987)	¥(96,522)	¥304,705

2009:
Net sales:
External customers	¥1,172,907	¥887,107	¥195,129	¥–	¥2,255,143
Intersegment	7,038	1,324	59,551	(67,913)	–

Total	1,179,945	888,431	254,680	(67,913)	2,255,143
Operating cost and expenses	1,031,163	780,082	295,676	23,295	2,130,216

Operating profit (loss)	¥148,782	¥108,349	¥(40,996)	¥(91,208)	¥124,927

Information about operating results for each segment for the three months ended September 30, 2010 and 2009 is as follows:

				Corporate
			Industry and	and
	Office	Consumer	Others	eliminations	Consolidated
			(Millions of yen)

2010:
Net sales:
External customers	¥505,049	¥324,450	¥83,652	¥–	¥913,151
Intersegment	1,866	323	26,122	(28,311)	–

Total	506,915	324,773	109,774	(28,311)	913,151
Operating cost and expenses	430,615	265,996	105,382	6,734	808,727

Operating profit	¥76,300	¥58,777	¥4,392	¥(35,045)	¥104,424

2009:
Net sales:
External customers	¥401,260	¥314,066	¥58,998	¥–	¥774,324
Intersegment	2,385	431	24,364	(27,180)	–

Total	403,645	314,497	83,362	(27,180)	774,324
Operating cost and expenses	345,074	262,918	100,559	5,784	714,335

Operating profit (loss)	¥58,571	¥51,579	¥(17,197)	¥(32,964)	¥59,989

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Geographic information

Information by major geographic area for the nine months ended September 30, 2010 and 2009 is as follows:

	Japan	Americas	Europe	Other areas	Total
	(Millions of yen)

2010:
Net sales:
	¥497,580	¥721,189	¥829,659	¥590,607	¥2,639,035

2009:
Net sales:
	¥504,745	¥619,372	¥686,627	¥444,399	¥2,255,143
Information by major geographic area for the three months ended September 30, 2010 and 2009 is as follows:

	Japan	Americas	Europe	Other areas	Total
	(Millions of yen)

2010:
Net sales:
	¥159,919	¥246,695	¥288,012	¥218,525	¥913,151

2009:
Net sales:
	¥161,863	¥217,512	¥237,452	¥157,497	¥774,324
Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Geographic information (continued)

The following information is based on the location of the Company and its subsidiaries for the nine months ended September 30, 2010 and 2009. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information as supplemental information based on the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

					Corporate
					and
	Japan	Americas	Europe	Other areas	eliminations	Consolidated
	(Millions of yen)

2010:
Net sales:
External customers	¥604,374	¥711,328	¥823,886	¥499,447	¥–	¥2,639,035
Intersegment	1,457,204	5,134	2,650	528,637	(1,993,625)	–

Total	2,061,578	716,462	826,536	1,028,084	(1,993,625)	2,639,035
Operating cost and expenses	1,743,505	698,834	794,215	988,666	(1,890,890)	2,334,330

Operating profit	¥318,073	¥17,628	¥32,321	¥39,418	¥(102,735)	¥304,705

2009:
Net sales:
External customers	¥599,823	¥602,836	¥684,387	¥368,097	¥–	¥2,255,143
Intersegment	1,175,120	871	2,232	368,561	(1,546,784)	–

Total	1,774,943	603,707	686,619	736,658	(1,546,784)	2,255,143
Operating cost and expenses	1,590,086	597,292	665,856	709,348	(1,432,366)	2,130,216

Operating profit	¥184,857	¥6,415	¥20,763	¥27,310	¥(114,418)	¥124,927

Information by the location of the Company and its subsidiaries for the three months ended September 30, 2010 and 2009.

					Corporate
					and
	Japan	Americas	Europe	Other areas	eliminations	Consolidated
	(Millions of yen)

2010:
Net sales:
External customers	¥199,912	¥244,674	¥285,550	¥183,015	¥–	¥913,151
Intersegment	504,522	4,022	462	192,854	(701,860)	–

Total	704,434	248,696	286,012	375,869	(701,860)	913,151
Operating cost and expenses	596,566	242,572	273,649	361,404	(665,464)	808,727

Operating profit	¥107,868	¥6,124	¥12,363	¥14,465	¥(36,396)	¥104,424

2009:
Net sales:
External customers	¥183,622	¥211,600	¥236,775	¥142,327	¥–	¥774,324
Intersegment	455,645	(94)	1,295	160,266	(617,112)	–

Total	639,267	211,506	238,070	302,593	(617,112)	774,324
Operating cost and expenses	560,347	206,860	230,792	288,765	(572,429)	714,335

Operating profit	¥78,920	¥4,646	¥7,278	¥13,828	¥(44,683)	¥59,989

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(16)	Subsequent Events

Share Exchange

On June 28, 2010, the Board of Directors of the Company approved a share exchange under which the Company would make Canon Machinery Inc. (“Canon Machinery”) its wholly owned subsidiary. The share exchange became effective on October 1, 2010. Before the share exchange, the Company owned 63.82% of Canon Machinery. The share exchange ratio was one share of Canon Machinery for 0.61 share of the Company. The Company issued no new shares of stock, as it issued 1,801,292 shares of treasury stock for this transaction.

In order to secure the fairness of the share exchange ratio, the Company and Canon Machinery determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and diligently examined the results of the professional analyses and advice on the calculation of the proposed share exchange ratios submitted by the third-party appraisal agencies. As a result, the Boards of Directors of the Company and Canon Machinery determined the share exchange ratio of 0.61 share of the Company’s common stock for each share of Canon Machinery common stock at their meetings held on June 28, 2010.

As a result of the share exchange, the carrying amount of the Company’s noncontrolling interest in Canon Machinery was decreased from ¥ 4,259 million to zero. The difference between the fair value of the shares of the Company issued to the noncontrolling interest holders and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to additional paid-in capital. Additionally, after the date of the exchange, all of the net income of Canon Machinery is attributable to the Company.

The Company has decided that making Canon Machinery its wholly owned subsidiary would facilitate the organic integration of both companies’ management resources, further enhance the synergy effect throughout the Canon Group, and further elevate the flexibility and speed of management.

On June 28, 2010, the Board of Directors of the Company approved a share exchange under which the Company would make Tokki Corporation (“Tokki”) its wholly owned subsidiary. The share exchange became effective on October 1, 2010. Before the share exchange, the Company owned 66.49% of Tokki. The share exchange ratio was one share of Tokki for 0.12 share of the Company. The Company issued no new shares of stock, as it issued 1,348,878 shares of treasury stock for this transaction.

In order to secure the fairness of the share exchange ratio, the Company and Tokki determined that each company would separately request an independent third-party appraisal agency to calculate the share exchange ratio, and diligently examined the results of the professional analyses and advice on the calculation of the proposed share exchange ratios submitted by the third-party appraisal agencies. As a result, the Boards of Directors of the Company and Tokki determined the share exchange ratio of 0.12 share of the Company’s common stock for each share of Tokki common stock at their meetings held on June 28, 2010.

As a result of the share exchange, the carrying amount of the Company’s noncontrolling interest in Tokki was decreased from ¥ 1,752 million to zero. The difference between the fair value of the shares of the Company issued to the noncontrolling interest holders and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to additional paid-in capital. Additionally, after the date of the exchange, all of the net income of Tokki is attributable to the Company.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(16)	Subsequent Events (continued)

The Company has decided that making Tokki its wholly owned subsidiary would facilitate the organic integration of both companies’ management resources, further enhance the synergy effect throughout the Canon Group, and further elevate the flexibility and speed of management.

Acquisition of own shares

On September 9, 2010, the Board of Directors of the Company approved a plan to repurchase up to 15 million shares of the Company’s common stock at a cost of up to ¥50,000 million for the period from September 9, 2010 to November 12, 2010. Such repurchases are intended to improve capital efficiency and ensure flexible capital strategy. Common stock repurchased in the Tokyo Stock Exchange between September 10, 2010 and October 19, 2010 under the aforementioned plan was 13,151,300 shares at a cost of ¥50,000 million.

(2)	Other Information

None.